

November 15, 2013

Walter Draney, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

> Re: First Trust New Opportunities MLP & Energy Fund (the "Fund")
> File Nos. 333-191808; 811-22902

Dear Mr. Draney:

      We have reviewed the registration statement on Form N-2 filed October 18, 2013 with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

1. In general, we note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Cover Page

2. In *Investment Strategy*, please disclose that the terms "the energy sector" and "energy utilities industries" will be defined in the prospectus.

3. Please explain to us how the Fund's definition of Managed Assets complies with the requirement of Rule 35d-1 under the Investment Company Act that the Fund have at least 80% of its net assets, plus the amount of any borrowings for investment purposes, invested in MLPs and energy securities.

Prospectus Summary

4. On page 3, in *Investment Philosophy and Process*, it states that "the Sub-Advisor will seek energy sector and energy utilities companies characterized by "non-cyclical, fee-for-service revenues". Earlier in this section, on page 2, it is explained that "[i]n the energy sector, such fee-for-service assets are comprised of interstate pipelines, intrastate pipelines with long-term contracts, power generation assets, storage and terminal

facilities with long-term contracts and regulated power transmission and distribution assets." It also states that the Sub-Advisor "will seek to limit the cyclical energy exposure of the portfolio", which are "investments in oil and gas exploration, development and production". However, on page 3, in *Investment Objective and Policies*, the Fund's definition of "energy sector" and "energy utilities" largely includes the cyclical industries that the Sub-Advisor will be investing in on a limited basis. Although this is the "GICS" definition, including industries that the Fund will not be investing in is confusing. Please revise these sections to eliminate this inconsistency and identify clearly the industries that the Fund will be principally investing in within the energy sector.

5. In addition, on page 3, in the fourth paragraph of *Investment Philosophy and Process*, it states that the Sub-Advisor will seek energy companies characterized by "monopoly-like assets" and "fee-for-service revenues with inflation protection or cost pass-through protections." In accordance with General Instructions for Part A of Form N-2, please either explain these terms, or otherwise revise this sentence to avoid the use of technical terms and to provide the information in the Prospectus in a simple and understandable manner.

6. On page 3, in *Investment Objective and Policies*, it states that "[t]he Fund considers investments in 'MLP-related entities' to include…securities that are derivatives of interests in MLPs." Please disclose the types of derivatives that the Fund will invest in as a principal strategy. Please include corresponding risks of these derivatives in *Special Risk Considerations*.

7. On page 4, in *Investment Objective and Policies*, in the first non-fundamental investment policy, please describe what "I-Shares" are. Please also disclose what the phrase "in the money" means.

8. On page 7, in the second paragraph of *Hedging and Strategic Transactions*, the Fund states that it will use credit default swaps in Strategic Transactions. Please confirm to us that as the seller in credit default swap agreements, the Fund covers the full notional amount of the transaction.

9. Also on page 7, in the last paragraph of this section, it states that

     [t]he *notional amount* of the Fund's Strategic Transactions that increase or decrease the Fund's exposure to energy sector MLPs, energy sector and energy utilities MLP-related entities and other energy sector and energy utilities companies, including investments in derivatives, will be counted towards the Fund's policy to invest, under normal market conditions, at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utilities companies [emphasis added].

     Rule 35d-1 requires that the Fund have at least 80% of its net assets, plus the amount of any borrowings for investment purposes, invested in MLPs and energy securities. Please explain to us why the Fund believes it will be compliant with Rule 35d-1 when using the notional amount of its investments in derivatives, rather than the derivatives' market value, for this purpose.

10. In *Special Risk Considerations,* beginning on page 12, we have the following comments:

   a. Please consider whether each of the risks in this section are associated with the investment philosophy of the Sub-Advisor to focus on non-cyclical industries within the energy sector. For example, on page 15, *Depletion and Exploration Risk* appears to be related primarily to the cyclical industries of the energy sector in which investment will be limited. If the risk is not associated with a principal investment of the Fund, please move the discussion of the risk to the SAI.

   b. On page 14, in *Investment Concentration Risk,* it states that "[t]he Fund's investments will be concentrated in the energy sector, with a particular concentration in energy sector MLPs and MLP-related entities." Please revise this sentence to comply with the requirement of Item 8(2.b (2)) of Form N-2 that registrants disclose the "identity of any particular industry or group of industries in which the Registrant proposes to concentrate". In doing so, please track the language of the Fund's fundamental concentration policy disclosed on page 3 of the SAI, so that the disclosure here describes the Fund's policy to concentrate in a "group of industries" that comprise the "energy sector". Also, since "MLPs" are not an industry, please revise the sentence to replace the phrase "particular concentration in" with "a focus on", or as otherwise appropriate.

   c. On page 22, in *Equity Securities Risk*, please disclose the risks associated with convertible securities, preferred stock, warrants and depository receipts as these securities are disclosed as being principal investments of the Fund.

   d. Beginning on page 24, in *Strategic Transactions Risk,* and throughout this section, please customize the disclosure of the risks of derivatives to highlight the derivatives that the Fund uses as principal investments. For example, please include a discussion of the risks associated with interest rate swaps, caps, floors, collars, credit default swaps, futures and currency forwards, which are mentioned in the section *Hedging and Strategic Transactions* as investments of the Fund. In general, please review the adequacy of the disclosure concerning derivatives in this section and throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

   e. On page 30, in *Non-Diversification*, it appears that there may be some words and numbers missing. Please complete the sentence beginning "[a]s of October 1, 2013" to indicate the number of publicly traded MLPs and the percentage of which operate energy assets.

f. In general, this section is lengthy and highly detailed. Also, some disclosure, such as that in *Legislation and Regulation Risk*, describes the current state of the general regulatory environment, which, albeit, may be related to the Fund, but it does not describe the specific risks of investing in the Fund. Per Item 8.3 of Form N-2, please consider revising this section to "concisely describe the risks associated with an investment in the Registrant." In addition, on page 28, the risk described in *Shareholders* is vague and unhelpful. Consider deleting or revising to clarify this risk. Furthermore, *Certain Affiliations* describes the regulatory restrictions on transactions with affiliated brokers. As these are longstanding restrictions, please consider whether they are "risks" of investing in the Fund. If not, please delete.

Summary of Fund Expenses

11. In the introductory paragraph, it states that the table in this section shows the Fund's expenses "as a percentage of the Fund's net assets attributable to Common Shares". Please explain to us how the Fund determines its net assets for this purpose.

12. This section refers to Common Shareholders as "you" and "Common Shareholders" in *Shareholder Transaction Expenses"* and as "Investors" in the *Example*. Please revise to refer to Common Shareholders using a consistent term throughout this section.

Net Asset Value

13. On page 64, it states that "[a]ny derivative transaction that the Fund enters into may, depending on the applicable market environment, have a positive or negative value for purposes of calculating NAV." Please confirm that for purpose of calculating the Fund's NAV, the Fund uses the market, not notional, value of derivatives.

Statement of Additional Information

14. On page 28, it states that the Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

15. On page 31, it states that "[i]n order to reduce the risk associated with leveraging, the Fund *may* cover its current obligations under swap agreements according to guidelines established by the SEC [emphasis added]." Please replace "may" with "will".

*　　*　　*　　*　　*　　*　　*　　*

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel